FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of May 2002

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __X__ No ____

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2002   SUN INTERNATIONAL HOTELS LIMITED

By: /s/Charles D. Adamo
Name: Charles D. Adamo
Title: Executive Vice President
                       Corporate Development and General Counsel

EXHIBIT LIST

Exhibit	Description
99	Sun International Hotels Limited Releases Audited Financial Statements as of December 31, 2001

Exhibit 99

SUN INTERNATIONAL HOTELS LIMITED

Consolidated Financial Statements as of December 31, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Sun International Hotels Limited:

We have audited the accompanying consolidated balance sheets of Sun International Hotels Limited and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun International Hotels Limited and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Roseland, New Jersey
January 25, 2002

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share data)

	December 31,	
	2001	**2000**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 30,471	$ 22,497
Restricted cash	4,518	1,651
Trade receivables, net	37,454	40,612
Due from affiliates	28,364	34,140
Inventories	8,807	10,417
Prepaid expenses and other assets	5,226	9,849
Net assets held for sale	-	138,350
Total current assets	114,840	257,516
Property and equipment, net	1,155,192	1,155,509
Note receivable	18,018	-
Due from affiliates – non-current	15,888	5,069
Deferred tax asset, net	3,874	-
Deferred charges and other assets, net	18,692	13,120
Investment in associated companies	30,527	29,577
Total assets	$1,357,031	$1,460,791
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 261	$ 230
Accounts payable and accrued liabilities	148,063	136,872
Capital creditors	6,570	12,954
Total current liabilities	154,894	150,056
Other long-term liabilities	5,503	-
Long-term debt, net of current maturities	518,231	668,908
Total liabilities	678,628	818,964
Commitments and contingencies (Notes 9 and 17)		
Shareholders' equity:		
Ordinary shares, $.001 par value	34	34
Capital in excess of par	688,714	680,784
Retained earnings	160,977	129,321
Accumulated other comprehensive loss	(8,553)	(5,543)
	841,172	804,596
Treasury stock	(162,769)	(162,769)
Total shareholders' equity	678,403	641,827
Total liabilities and shareholders' equity	$1,357,031	$1,460,791

The accompanying notes are an integral part of these balance sheets.

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars, except per share data)

	For the Year Ended December 31,		
	2001	**2000**	**1999**
Revenues:			
Gaming	$ 116,490	$ 367,935	$ 351,545
Rooms	176,573	194,008	164,831
Food and beverage	121,415	147,718	137,100
Tour operations	36,348	33,192	28,714
Real estate related	9,771	108,650	-
Management and other fees	36,806	35,763	46,898
Other revenues	56,416	49,208	45,910
Insurance recovery	2,000	-	14,209
Gross revenues	555,819	936,474	789,207
Less: promotional allowances	(22,778)	(51,779)	(50,240)
Net revenues	533,041	884,695	738,967
Cost and expenses:			
Gaming	60,444	224,765	209,177
Rooms	29,625	33,915	30,448
Food and beverage	82,856	98,288	91,539
Other operating expenses	80,094	96,605	92,705
Real estate related	2,865	32,272	-
Selling, general and administrative	80,206	103,465	93,962
Tour operations	32,041	29,626	27,816
Corporate expenses	25,106	25,340	16,260
Depreciation and amortization	51,490	60,223	57,230
Purchase termination costs	-	11,202	-
Transaction costs	-	7,014	-
Restructuring costs	5,732	-	-
Pre-opening expenses	6,904	7,616	5,398
Write-down of net assets held for sale	-	229,208	-
Cost and expenses	457,363	959,539	624,535
Income (loss) from operations	75,678	(74,844)	114,432
Other income (expense):			
Interest income	7,471	4,194	12,725
Interest expense, net of capitalization	(52,702)	(45,678)	(50,699)
Equity in earnings of associated companies	3,059	4,225	2,628
Other, net	(760)	(688)	60
Other expense, net	(42,932)	(37,947)	(35,286)
Income (loss) before provision for income taxes	32,746	(112,791)	79,146
Provision for income taxes	(1,090)	(6,313)	(9,324)
Net income (loss)	$ 31,656	$ (119,104)	$ 69,822
Earnings (loss) per share:			
Basic	$ 1.18	$ (3.86)	$ 2.09
Diluted	$ 1.14	$ (3.86)	$ 2.05

The accompanying notes are an integral part of these statements.

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001, 2000 and 1999
(In thousands)

	Ordinary Shares		Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Equity	Comprehensive Income (Loss) for the Period
	Shares	Amount						
Balance at December 31, 1998	33,577	$34	$ 675,595	$ 178,603	$ (3,611)	$ -	$ 850,621	
Translation reserves	-	-	-	-	(1,958)	-	(1,958)	$ (1,958)
Repurchase of 1 million Ordinary Shares	-	-	-	-	-	(20,977)	(20,977)	-
Exercise of share options	112	-	2,696	-	-	-	2,696	-
Shares canceled	(7)	-	(373)	-	-	-	(373)	-
Net income	-	-	-	69,822	-	-	69,822	69,822
Balance at December 31, 1999	33,682	34	677,918	248,425	(5,569)	(20,977)	899,831	$ 67,864
Translation reserves	-	-	-	-	26	-	26	$ 26
Repurchase of 6.1 million Ordinary Shares	-	-	-	-	-	(141,792)	(141,792)	-
Exercise of share options	192	-	2,866	-	-	-	2,866	-
Net loss	-	-	-	(119,104)	-	-	(119,104)	(119,104)
Balance at December 31, 2000	33,874	34	680,784	129,321	(5,543)	(162,769)	641,827	$ (119,078)
Translation reserves	-	-	-	-	(3,010)	-	(3,010)	$ (3,010)
Exercise of share options	531	-	7,930	-	-	-	7,930	-
Net income	-	-	-	31,656	-	-	31,656	31,656
Balance at December 31, 2001	34,405	$34	$ 688,714	$ 160,977	$ (8,553)	$ (162,769)	$ 678,403	$ 28,646

The accompanying notes are an integral part of these statements.

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	For the Year Ended December 31,		
	2001	**2000**	**1999**
Cash flows from operating activities:			
Net income (loss)	$ 31,656	$ (119,104)	$ 69,822
Adjustments to reconcile net income (loss) to net			
cash provided by operating activities:			
Depreciation and amortization	55,692	64,340	60,147
Write-down of net assets held for sale	-	229,208	-
Purchase termination costs	-	11,202	-
(Gain) loss on disposition of other assets	760	688	(60)
Equity in earnings of associated companies,			
net of dividends received	(187)	(1,377)	23
Provision for doubtful receivables	6,355	6,492	6,466
Provision for discount on CRDA obligations, net	-	799	587
Deferred income tax benefit	(3,874)	-	-
Net change in deferred tax liability	-	205	(30)
Net change in deferred charges and other assets	(1,398)	(1,668)	4,548
Net change in working capital accounts:			
Receivables	(3,722)	(9,179)	(20,440)
Due from affiliates	1,377	(4,658)	(7,150)
Inventories and prepaid expenses	5,098	(2,052)	(8,129)
Accounts payable and accrued liabilities	1,676	26,490	4,198
Other	5,900	23,912	-
Net cash provided by operating activities	99,333	225,298	109,982
Cash flows from investing activities:			
Payments for property and equipment, net of insurance			
proceeds received	(67,590)	(155,892)	(205,046)
Net proceeds from the sale of other assets	2,547	501	5,186
Proceeds received from sale of Resorts Atlantic City, net	120,850	-	-
Proceeds received for repayment of note receivable	12,000	-	-
Proceeds from redemption of subordinated notes	-	-	94,126
Deposit refunded (paid) for proposed Desert Inn acquisition	-	7,750	(16,117)
Advances to associated companies, net	(6,420)	(18,663)	(600)
Acquisition of equity interest in associated company	(3,768)	-	-
Sale of subordinated notes	-	-	2,798
Reclassification of cash to net assets held for sale	-	(21,453)	-
CRDA deposits and other	-	(2,695)	(2,746)
Net cash provided by (used in) investing activities	57,619	(190,452)	(122,399)
Cash flows from financing activities:			
Proceeds from exercise of share options	7,930	2,866	2,696
Borrowings	274,500	202,000	129,000
Repurchase of Ordinary Shares	-	(141,792)	(20,977)
Debt issuance and modification costs	(8,805)	(919)	(2,361)
Repayment of borrowings	(419,736)	(113,063)	(118,854)
Net cash used in financing activities	(146,111)	(50,908)	(10,496)
Increase (decrease) in cash and cash equivalents	10,841	(16,062)	(22,913)
Cash and cash equivalents at beginning of period	24,148	40,210	63,123
Cash and cash equivalents at end of period	$ 34,989	$ 24,148	$ 40,210

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Basis of Presentation

Sun International Hotels Limited ("SIHL"), an international resort and gaming company, was incorporated in 1993 under the laws of the Commonwealth of The Bahamas. In these notes to consolidated financial statements, the words "Company", "we", "our" and "us" refer to SIHL together with its subsidiaries as the context may require.

We are a leading developer and operator of premier destination casino resorts and luxury hotels. In our destination casino resort business, we own and operate the Atlantis Paradise Island resort and casino complex ("Atlantis") located in The Bahamas. We also developed and receive certain revenue from the Mohegan Sun Casino in Uncasville, Connecticut. In our luxury resort hotel business, we operate eight beach resorts at locations in Mauritius, Dubai, the Maldives and The Bahamas. We are in the early stages of an Internet gaming venture, which was in the testing phase through the end of 2001 and commenced operations effective January 2002.

Prior to 2001, we owned and operated a resort and casino property in Atlantic City, New Jersey ("Resorts Atlantic City"), which we sold to an unaffiliated entity.

Majority Shareholder Reorganization

In July 2001, we announced the restructuring of our majority shareholder, Sun International Investments Limited ("SIIL"), and the resolution of certain matters with SIIL and certain of its shareholders (collectively the "Reorganization"). At the time of the Reorganization, SIIL and its shareholders beneficially owned approximately 67% of our issued and outstanding ordinary shares (the "Ordinary Shares"). SIIL is itself owned in equal thirds by Kersaf Investments Limited ("Kersaf"), Caledonia Investments PLC and World Leisure Group Limited, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders' agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. In connection with the Reorganization, among other things, SIIL is being dissolved and the shareholders' agreement governing SIIL was terminated. Accordingly, SIIL's shareholders will obtain direct ownership of their Ordinary Shares. In addition, SIIL's shareholders have agreed to, among other things, certain standstill provisions in effect through June 2006, pursuant to which each of them will refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all of the Company's assets. Pursuant to a registration rights and governance agreement, we granted certain registration rights to SIIL's shareholders in respect of the Ordinary Shares held by them, and Kersaf has agreed to sell not less than two million of its Ordinary Shares in a registered public offering before June 30, 2002, subject to certain exceptions. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the Sun International name and there has been some confusion regarding the use of the Sun International name by both Kersaf and the Company. We agreed that, after a transition period not to exceed one year from June 30, 2001, we will cease using the names "Sun" and "Sun International". In connection with the Reorganization, Kersaf agreed to pay us $15.5 million. This was settled by a one time cash payment of $3.5 million and the issuance of a 5 year, $12 million note, bearing interest at 9% per annum. In December 2001, the principal amount of the note and accrued interest thereon was repaid in full.

The Bahamas

Through certain Bahamian subsidiaries, we own and operate Atlantis, our flagship property. Atlantis is a 2,317-room, ocean-themed destination casino resort located on Paradise Island, The Bahamas. Atlantis features three interconnected hotel towers, the Royal Tower, the Coral Tower and the Beach Tower, all built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air aquarium. Atlantis also features a 100,000 square foot entertainment complex containing approximately 1,000 slot machines and 80 table games, 17 restaurants, approximately 100,000 square feet of convention space, a sports center, over 30,000 square feet of high-end retail space and a 63-slip, full service marina. We also own and operate the Ocean Club Resort, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, as well as the Ocean Club Golf Course, a water plant, and other improvements on Paradise Island. We own approximately 100 acres of undeveloped land, which is available for sale or development.

During 1999, we completed construction of a new 100,000 square foot convention facility. In 2000, we completed construction of an addition to the Ocean Club Resort comprising 40 luxurious rooms and ten deluxe suites, as well as a new beachfront restaurant operated by well-known restaurateur Jean-Georges Vongerichten. In addition, we completed the Tom Weiskopf-designed championship Ocean Club Golf Course and Clubhouse which opened to the public in January 2001. Also in 2000, we completed the infrastructure of the Ocean Club Estates, with 121 luxury homesites set around the golf course. Of the homesites available for sale, 102 were closed on during 2000 and nine more were closed on during 2001. As of December 31, 2001, there are no remaining homesites available for sale, although eight of them are pending final closing, and two will be retained by the Company.

In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, Inc. ("Vistana"), a subsidiary of Starwood Hotels and Resorts Worldwide Inc. ("Starwood"), to develop a timeshare project on Paradise Island adjacent to Atlantis ("Harborside at Atlantis"). Vistana and the Company each have a 50% interest in the joint venture. Construction of 82 two bedroom lock-off units was completed by February 2001 and sales of the timeshare units began in May 2000. Our share of earnings from Harborside at Atlantis is included in equity in earnings of associated companies in the accompanying consolidated statements of operations. In addition, we earn fees for marketing, administrative and development services provided to Harborside at Atlantis.

Connecticut

We have a 50% interest in, and are a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership that developed and until December 31, 1999, had a management agreement (the "Management Agreement") with the Mohegan Tribal Gaming Authority, an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") to operate a casino resort and entertainment complex situated in the town of Uncasville, Connecticut (the "Mohegan Sun Casino"). The Management Agreement which covered management, marketing and administrative services, provided that TCA was entitled to receive between 30% and 40% of the net profits, as defined, of the Mohegan Sun Casino. TCA is obligated to pay certain amounts to its partners and certain of their affiliates, as priority payments. These amounts are paid as TCA receives sufficient cash to meet those priority payments.

In 1998, the Mohegan Tribe retained TCA to develop its $960 million expansion of the Mohegan Sun Casino for a fee of $14 million. In addition, TCA and the Mohegan Tribe entered into an agreement (the "Relinquishment Agreement") whereby it was agreed that effective January 1, 2000, TCA would turn over management of the Mohegan Sun Resort Complex, including its expansion, to the Mohegan Tribe. The term of the Management Agreement was seven years beginning in October 1996, the date the Mohegan Sun Casino opened. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, effective January 1, 2000, TCA receives payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period. For the years 2001 and 2000, we recorded payments received from TCA pursuant to the Relinquishment Agreement of $27.4 million and $19.8 million, respectively, and for the year 1999 we recorded payments received pursuant to the Management Agreement of $32.6 million. Development fees earned for the years 2001, 2000 and 1999 were $0, $3.8 million and $6.7 million, respectively.

In connection with the development of the Mohegan Sun Casino in 1996, we held subordinated notes issued by the Mohegan Tribe, for which interest payments were satisfied by the issuance of additional notes. The aggregate principal balance on these notes, including accrued interest, was $94.1 million at December 31, 1999 when they were repaid in full. Interest earned in 1999 on the subordinated notes amounted to $9.9 million.

Mauritius, Maldives and Dubai

In Mauritius, we manage and own interests in five beach resorts ("Indian Ocean Resorts") including the 175-room Le Saint Geran Hotel, the 200-room Le Touessrok Hotel, the 248-room La Pirogue Hotel, the 333-room Le CoCo Beach and the 238-room Sugar Beach Resort Hotel. Through June 16, 2000, we owned a 22.8% interest in Indian Ocean Resorts. Effective June 16, 2000, Indian Ocean Resorts issued additional shares of stock under a rights issue in which we did not take up our rights, effectively reducing our ownership interest to 20.4%.

In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage the Kanuhura Resort & Spa ("Kanuhura"), a 120-room luxury resort located on Kanuhura Island. Effective August 1, 2001, we acquired a 25% ownership interest in Kanuhura for approximately $3.8 million.

In Dubai, we manage the Royal Mirage Hotel, a 258-room hotel that opened in August 1999. In 2001, we entered into negotiations to manage a new 225-room luxury hotel that is to be constructed adjacent to the existing property.

We manage these resorts under long-term management contracts and receive management fees based upon a percentage of the revenues and adjusted gross operating profits of these properties. Our share of earnings from the properties in Mauritius and the Maldives are included in equity in earnings of associated companies in the accompanying consolidated statements of operations.

Internet Gaming

In February 2001, we entered into an agreement with Boss Media AB to develop an Internet gaming software solution. Through a wholly owned subsidiary, we designed our website and developed and implemented systems and procedures to exclude play from jurisdictions where Internet gaming is illegal, such as the United States. From August to December 2001, we operated the site on a test basis without live wagering to determine the viability of the business and the effectiveness of our systems to maintain compliance with all applicable laws. Costs incurred during 2001 in connection with Internet gaming are included in pre-opening expenses in the accompanying consolidated statements of operations. In September 2001, we were awarded one of the first three online gaming licenses granted by the Isle of Man. In December 2001, our Internet gaming subsidiary became the first Isle of Man licensee to commence live gaming operations when it launched www.CasinoAtlantis.com, our Internet wagering site.

Sale of Resorts Atlantic City

Through a wholly owned subsidiary, we previously owned and operated Resorts Atlantic City, a 644-room casino and hotel property. On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC ("Colony") for a purchase price of approximately $144 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $127 million in cash and an unsecured $17.5 million note (the "Promissory Note"). The Promissory Note accrues interest at a rate of 12.5% per annum, and interest is payable semi-annually, with the option to pay one-half of the interest through the issuance of additional notes. The net cash proceeds were used to permanently reduce borrowings outstanding by us under a bank credit facility (the "Revolving Credit Facility"). The cash proceeds received from Colony were partially offset by approximately $6 million in costs paid by us after closing, which included employee termination costs and legal fees.

We entered into a definitive agreement to sell Resorts Atlantic City in the fourth quarter of 2000, and as of December 31, 2000, we accounted for Resorts Atlantic City as an investment held for sale. The carrying value of the net assets to be disposed of was reclassified to net assets held for sale on our consolidated balance sheet and, in the fourth quarter of 2000, we recorded a loss of $229.2 million resulting from the write-down of net assets held for sale to their realizable value. Therefore, the net proceeds received at closing equaled the carrying value of the net assets disposed of, and accordingly, except for interest income earned during 2001 on the proceeds, there was no further gain or loss recorded as a result of the closing. As of January 1, 2001, the operations of Resorts Atlantic City are no longer included in our consolidated financial statements.

Summary operating results of Resorts Atlantic City for the year ended December 31 were as follows (in thousands of US dollars):

	2000	1999
Revenues	$ 257,963	$ 243,131
Net loss	$ (22,406)	$ (33,363)

Components of net assets held for sale as of December 31, 2000 were as follows (in thousands of US dollars):

Current assets	$ 34,534
Non-current assets	173,233
Current liabilities	(26,989)
Non-current liabilities	(42,428)
	$138,350

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the "Atlantic City Option") to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. The net carrying value of the land included in the Atlantic City Option is included in property and equipment in the accompanying consolidated balance sheets. Effective April 25, 2001, the closing date of the Resorts Atlantic City Sale, Colony leases from us certain of the property included in the Atlantic City Option for $100,000 per month.

Trading Cove New York

Through a wholly-owned subsidiary, we own 50% of Trading Cove New York, LLC ("TCNY"), a Delaware limited liability company. In March 2001, TCNY entered into a development services agreement (the "Development Agreement") with the Stockbridge-Munsee Band of Mohican Indians (the "Stockbridge-Munsee Tribe") for the development of a casino project (the "Project") in the Catskill region of the State of New York (the "State"). The Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State, but is federally recognized and operates a casino on its reservation in Wisconsin and has a land claim pending in the U. S. District Court for the Northern District of New York against the State.

Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. As compensation for these services, TCNY will earn a fee of 5% of revenues, as defined in the Development Agreement, beginning with the opening of the Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the "County"), of which approximately 333 acres are currently designated for the Project. In February 2002, the Tribe filed a Land to Trust Application with the U.S. Department of the

Interior, Bureau of Indian Affairs (the "BIA"), for the Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Project.

The Project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe.

Proposed Acquisition of SIHL Ordinary Shares and Self-Tender Offer

In January 2000, we had received a proposal from SIIL, at that time, the majority shareholder of SIHL, to acquire in a merger transaction all of the Ordinary Shares not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, we formed a committee of independent members of the Board of Directors (the "Special Committee") that retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, we announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL had advised us that its proposal had been withdrawn.

In order to allow our shareholders to elect to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, in June 2000, our Board of Directors approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. The self-tender offer commenced on June 25, 2000 and on August 2, 2000, we announced that 13,554,651, of the then outstanding 32,682,350 Ordinary Shares, were tendered. Because the self-tender offer was oversubscribed, a pro-ration factor of 36.89% was applied, and pursuant to the self-tender offer, we purchased 5,000,000 Ordinary Shares at $24 per share. In 2000, transaction costs reflected in the accompanying consolidated statements of operations related to SIIL's proposed acquisition of Ordinary Shares as well as the completion of the self-tender offer.

Termination of Desert Inn Acquisition Agreement

In March 2000, Starwood and the Company agreed to terminate our agreement (the "Termination Agreement") under which we were to acquire the Desert Inn Hotel and Casino in Las Vegas (the "Desert Inn") for $275 million. In connection with the proposed acquisition of the Desert Inn, we had previously placed a $15 million deposit with Starwood (the "Deposit"). Pursuant to the Termination Agreement, the amount, if any, that the Company would be required to pay from the Deposit was based on the ultimate sales price of the Desert Inn to another party.

In June 2000, Starwood closed on the sale of the Desert Inn for approximately $270 million to an unrelated party, subject to certain post-closing adjustments. As a result, we were required to pay to Starwood $7.2 million from the Deposit. The remaining $7.8 million of the Deposit was refunded to us in August 2000. Purchase termination costs in the accompanying consolidated statements of operations included the $7.2 million paid to Starwood and $4.0 million of further costs related to the Desert Inn transaction.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SIHL and our subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in associated companies, which are less than or equal to 50% and more than 20% owned, are accounted for under the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

We provide allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory reserves, calculation of income tax liabilities, valuation allowance on deferred tax assets and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. Actual results may differ from these estimates and assumptions.

Revenue Recognition

We recognize the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenues. Revenues from hotel and related services are recognized at the time the related service is performed. Revenues from tour operations include commissions on the sale of travel reservations and are recognized at the time of departure. Real estate related revenues and profits on residential lot sales are recognized upon delivery of the completed lots to the purchasers at closing. Deposits collected in advance of closing are deferred and are included in current liabilities. Management fees and other operating revenues include fees charged to unconsolidated affiliates for casino hotel management, executive management and project consulting. Revenues are recorded at the time the service is provided.

Promotional Allowances

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:

	For the Year Ended December 31,		
(In thousands of US dollars)	2001	2000	1999
Rooms	$ 2,449	$ 11,441	$ 7,894
Food and beverage	6,243	23,587	21,692
Other	410	3,727	7,762
	$ 9,102	$ 38,755	$ 37,348

The total costs of providing promotional allowances in the years 2000 and 1999 included $27.1 million and $26.9 million, respectively, at Resorts Atlantic City.

Advertising Expense

We expense advertising costs as incurred. Advertising expense was $11.2 million , $7.6 million and $7.3 million for the years ended December 31, 2001, 2000 and 1999, respectively and is included in selling, general and administrative expenses in the accompanying statements of operations. Prepaid advertising for each of the periods presented was not material.

Pre-Opening Expenses

Pre-opening costs are charged to expense as incurred. In 1999, pre-opening expenses were related to the opening of the newly renovated casino at Resorts Atlantic City. In 2000, pre-opening expenses were related to the expansion of the Ocean Club Golf Course on Paradise Island. In 2001, pre-opening expenses were related to Internet gaming and the Ocean Club Golf Course in the amount of $4.6 million and $2.3 million, respectively.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended December 31, 2001, 2000 and 1999.

The financial statements of our equity method investees and certain subsidiaries are translated from their local currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of other comprehensive loss in the accompanying balance sheets. Upon sale or liquidation of our investments, the translation adjustment would be reported as part of the gain or loss on sale or liquidation.

Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative's fair values will be recognized in income unless specific hedge accounting criteria are met. We have adopted SFAS 133 as of January 1, 2001.

We utilize interest rate protection agreements to manage the impact of interest rate changes on our long-term debt obligations. These agreements are accounted for in accordance with SFAS 133. See Note 9 herein for a description of our long-term debt and related derivative financial instruments.

Cash Equivalents

We consider all of our short-term money market securities purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories of provisions and supplies are carried at the lower of cost (first-in, first-out) or market value. Provisions have been made to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment

Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method.

Land improvements and utilities	14 – 40 years
Hotels and other buildings	15 – 40 years
Furniture, machinery and equipment	2 – 15 years

Interest costs incurred during the construction period are capitalized.

Deferred Charges and Other Assets

Deferred charges related to the Mohegan Sun Casino are being amortized over a seven year period through the end of 2003. Debt issuance costs are amortized over the terms of the related indebtedness.

Goodwill

Prior to January 1, 2002, our goodwill was amortized on a straight-line basis over 40 years. Amortization expense included in the accompanying consolidated statements of operations related to goodwill was $-0-, $2.6 million and $2.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Goodwill related to the investment in associated companies is included therein in the accompanying consolidated balance sheets. Equity earnings of associated companies for each of the years ended December 31, 2001, 2000 and 1999 is net of $264,000 of amortization expense related to such goodwill.

We will account for goodwill under SFAS 142 effective January 1, 2002.

Capitalized Interest

Interest is capitalized on construction expenditures and land under development at the weighted average interest rate of our long-term debt. Interest costs of $1.1 million, $11.1 million and $4.9 million were capitalized in 2001, 2000 and 1999, respectively.

Stock Option Compensation

We have elected to apply Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and as interpreted in FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" in accounting for compensation under our stock option plans in lieu of the alternative fair value accounting provided for under SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). Certain pro forma disclosures required by SFAS 123 are included in Note 11.

Long Lived Assets

We review our long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes have occurred except as previously described as a result of the Resorts Atlantic City Sale and the Atlantic City Option.

Income Taxes

We are subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". Under this standard, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities at enacted tax rates. A valuation allowance is recognized based on an estimate of the likelihood that some portion or all of the deferred tax asset will not be realized.

Other Comprehensive Loss

Other comprehensive loss items are not reported net of tax as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

Per Share Data

We calculate earnings (loss) per share in accordance with SFAS No. 128 "Earnings per Share". The following is a reconciliation of the shares used in the per share computations:

	For the Year Ended December 31,		
(In thousands)	2001	2000	1999
Weighted average shares used in basic computations	26,885	30,849	33,465
Dilutive stock options, warrants and restricted shares outstanding	941	-	540
Weighted average shares used in diluted computations	27,826	30,849	34,005

The net income (loss) amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of operations. The effect of certain options, warrants and restricted shares was not included in the computation of diluted earnings per share in 2001 and 1999 because the effect would have been anti-dilutive. In the year 2000, we incurred a net loss, and therefore, the effect of all options, warrants and restricted shares was excluded in the computation. The number of options not included in the computation for the years 2001, 2000 and 1999 were 2.0 million, 6.0 million and 2.1 million respectively.

Reclassifications

Certain balances in the accompanying consolidated financial statements for 1999 have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 with respect to goodwill recognized on an entity's balance sheet as of the beginning of that fiscal year. Under SFAS 142 goodwill and certain other intangible assets with indefinite lives will no longer be amortized, but rather tested at least annually for impairment using a fair value based test. A loss resulting from impairment of such goodwill should be recognized as the effect of a change in accounting principal in the initial period of adopting SFAS 142. In subsequent reporting periods, goodwill impairment losses are to be recognized on a separate line item on the income statement included in income from operations. As a result of the Resorts Atlantic City Sale, all of the goodwill previously amortized to expense was written off in its entirety in the fourth quarter of 2000. Goodwill related to our investment in associated companies, and included therein in the accompanying consolidated financial statements, relates to our ownership interest in Indian Ocean Resorts. We believe that such goodwill is not impaired and therefore, this new pronouncement is not expected to have a material impact on our consolidated financial statements upon adoption.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). This pronouncement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We believe the adoption of SFAS 143 will not have a material impact on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), effective for fiscal years beginning after December 15, 2001. For long-lived assets to be held and used, SFAS 144 retains the existing requirements to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale. We believe the adoption of SFAS 144 will not have a material effect on our consolidated financial statements.

Note 3 - Cash and Cash Equivalents

Cash equivalents at December 31, 2001 and 2000 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which we had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in US Treasury obligations. At December 31, 2001, we held reverse repurchase agreements of $10.2 million, all of which matured in the first week of January 2002.

At December 31, 2001, restricted cash primarily includes $2.9 million on deposit in the Isle of Man related to our Internet gaming operation, a $1.0 million certificate of deposit as security on a bank credit facility and customer deposits related to the sale of homesites at Ocean Club Estates.

Note 4 – Trade Receivables

Components of trade receivables were as follows:

(In thousands of US Dollars)	December 31,	
	2001	2000
Gaming	$ 21,832	$ 25,283
Less: allowance for doubtful accounts	(11,141)	(11,176)
	10,691	14,107
Non-gaming:		
Hotel and related	16,372	19,747
Other	12,729	8,026
	29,101	27,773
Less: allowance for doubtful accounts	(2,338)	(1,268)
	26,763	26,505
	$ 37,454	$ 40,612

Note 5 – Property and Equipment

Components of property and equipment were as follows:

(In thousands of US dollars)	December 31,	
	2001	2000
Land and land rights	$ 237,817	$ 210,247
Land improvements and utilities	227,635	197,201
Hotels and other buildings	638,232	575,019
Furniture, machinery and equipment	212,029	162,913
Construction in progress	18,119	135,409
	1,333,832	1,280,789
Less: accumulated depreciation	(178,640)	(125,280)
	$ 1,155,192	$ 1,155,509

Note 6 – Deferred Charges and Other Assets

Components of deferred charges and other assets were as follows:

	December 31,	
(In thousands of US dollars)	2001	2000
Debt issuance costs	$ 14,887	$ 10,277
Mohegan Sun Casino	1,739	1,669
Trading Cove New York	1,523	-
Other	543	1,174
	$ 18,692	$ 13,120

Note 7 – Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

	December 31,	
(In thousands of US dollars)	2001	2000
Customer deposits and unearned revenues	$ 34,891	$ 37,007
Accrued payroll and related taxes and benefits	15,532	13,688
Deferred income	13,714	-
Accrued interest	11,796	5,228
Trade payables	11,535	34,540
Other accrued liabilities	60,595	46,409
	$ 148,063	$ 136,872

Note 8 – Other long-term liabilities

Other long-term liabilities at December 31, 2001 represents the fair value of our derivative instruments. See "Derivative Financial Instruments" described in Note 9 below.

Note 9 – Long Term Debt

Long-term debt consisted of the following:

| (In thousands of US dollars) | December 31, | |
	2001	2000
Revolving Credit Facility	$ 24,000	$ 369,000
$200 million 9% senior subordinated notes		
due 2007, ("9% Senior Subordinated Notes")	199,419	199,337
$100 million 8 5/8% senior subordinated notes		
due 2007 ("8 5/8% Senior Subordinated Notes")	100,000	100,000
$200 million 8 7/8% senior subordinated notes		
due 2011, ("8 7/8% Senior Subordinated Notes")	194,497	-
Other	576	801
	518,492	669,138
Less: amounts due within one year	(261)	(230)
	$ 518,231	$ 668,908

Amended Revolving Credit Facility

Through November 13, 2001, we had available borrowings under our Revolving Credit Facility, for which the maximum borrowing capacity was $500 million prior to 2001. In January 2001, the Revolving Credit Facility was amended. In accordance with the amendment, the maximum borrowing capacity was reduced by the amount of cash proceeds received pursuant to the Resorts Atlantic City Sale, which upon closing of that sale, reduced the maximum borrowing capacity to $373 million. This limitation of borrowings was to be further reduced by the cash proceeds received from Colony if they exercised the Atlantic City Option. The term of the Revolving Credit Facility was through August 12, 2002, at which time we would have been required to pay in full any borrowings outstanding under that facility.

On November 13, 2001, we entered into an amended credit facility (the "Amended Revolving Credit Facility") with a syndicate of banks (the "Lenders"), with Canadian Imperial Bank of Commerce ("CIBC") acting as administrative agent. The borrowings then outstanding under the previous Revolving Credit Facility were paid in full. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is $200 million. An additional $150 million of borrowings may be available under certain circumstances, subject to approval by all of the Lenders.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC's base rate or (b) the Federal Funds rate plus ½ of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, as defined (the "Leverage Ratio") or (ii) LIBO rate plus 1.25% to 2.75% based on the Leverage Ratio. After each drawdown on the Amended Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. At December 31, 2001, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility was 4.23%. Loans under the Amended Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full in November 2006. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.50%, based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

The Amended Revolving Credit Facility contains restrictive covenants that include, among other things: (a) restrictions on the payment of dividends, (b) minimum levels of earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"), (c) a minimum relationship between EBITDA and interest expense and debt and (d) a minimum level of consolidated net worth, as defined.

Senior Subordinated Notes

The 9% Senior Subordinated Notes, the 8 5/8% Senior Subordinated Notes and the 8 7/8% Senior Subordinated Notes (collectively the "Senior Subordinated Notes") are all unconditionally guaranteed by substantially all of our wholly-owned subsidiaries. Interest on each series of the Senior Subordinated Notes is paid semi-annually. The indenture for each of the Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, (iii) engage in certain transactions with affiliates and (iv) pay dividends and make certain other payments.

The Senior Subordinated Notes rank pari passu with each other and are all subordinated to the Amended Revolving Credit Facility.

Derivative Financial Instruments

Interest Rate Risk Management

We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed and variable rate borrowings. In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the "Swap Agreements") designated as fair value hedges of our 8 7/8% Senior Subordinated Notes. These Swap Agreements qualify for the "shortcut" method of accounting provided under SFAS 133, which allows the assumption of no ineffectiveness in our hedging relationship. As such, there is no income statement impact from changes in the fair value of the Swap Agreements. Instead, the changes in the fair value of the Swap Agreements are to be recorded as an asset or liability on our balance sheet, with an offsetting adjustment to the carrying value of the related debt. Other long-term liabilities on the accompanying consolidated balance sheet at December 31, 2001 represent the fair value of the Swap Agreements as of that date, with a corresponding decrease in the carrying value of our 8 7/8% Senior Subordinated Notes. This represents the principal amount we would have been required to pay had the Swap Agreements been terminated on that date. As of December 31, 2001, the aggregate notional principal amount of the Swap Agreements was $200 million and they mature in August 2011 concurrent with the 8 7/8% Senior Subordinated Notes. As of December 31, 2001, the weighted average variable rate on the Swap Agreements was 6.12%.

As of December 31, 2001, giving effect to the Swap Agreements, our fixed rate and floating rate borrowings represent approximately 57% and 43%, respectively, of total borrowings.

During the first seven months of 2001 and the years 2000 and 1999, we were a party to variable-to-fixed rate interest rate swap agreements (the "Prior Swap Agreements") designated as cash flow hedges of our Revolving Credit Facility. In July 2001, we terminated the Prior Swap Agreements, which were scheduled to mature at the end of 2001. The costs of terminating these agreements early was $2.1 million and is included in interest expense in the accompanying consolidated statements of operations. At December 31, 2000, notional principal amounts related to the Prior Swap Agreements was $125.0 million. As of December 31, 2000, the weighted average fixed rate payment on the Prior Swap Agreements was 6.89%.

Credit Exposure

We are exposed to credit related losses in the event of non-performance by counterparties to our Swap Agreements. We monitor the creditworthiness of the counterparties and presently do not expect default by any of the counterparties. We do not obtain collateral in connection with our derivative financial instruments. See Note 20, Fair Value of Financial Instruments, for the fair value of derivatives.

Consent Solicitation of Noteholders

In 2001, we completed a consent solicitation pursuant to which we obtained the consent of the requisite holders of the 9% Senior Subordinated Notes and the 8 5/8% Senior Subordinated Notes. The consent solicitation sought to amend certain provisions of the indentures pursuant to which the 9% Senior Subordinated Notes and the 8 5/8% Senior Subordinated Notes were issued.

The amendments effectively eliminate (as of December 31, 2000, the date the charge was recorded) the impact of $199.2 million of the total $229.2 million loss recorded in connection with the Resorts Atlantic City Sale, for purposes of determining our ability to make certain investments, such as certain minority investments in joint ventures under the indentures. In addition, the amendments increased the Consolidated Coverage Ratio (consolidated EBITDA to fixed payments, as defined in the indentures) required in order for us to incur additional indebtedness.

Pursuant to the consent solicitation, we paid a total of $1.5 million in consent payments to the consenting noteholders. The consent payments were recorded as deferred debt modification costs, and are being amortized over the remaining life of the debt. All other costs associated with the consent solicitation were expensed as incurred.

Overdraft Loan Facility

Pursuant to a letter of commitment dated September 30, 1994, as amended, between us and The Bank of Nova Scotia, we have a revolving overdraft loan facility (the "Overdraft Facility") in the amount of Bahamian $5.0 million which was equal to US $5.0 million as of December 31, 2001 and 2000. The Overdraft Facility bears interest at The Bank of Nova Scotia's base rate for Bahamian dollar loans plus 1.5% with repayment subject to annual review. The Overdraft Facility is secured by substantially all of our Bahamian assets and ranks pari passu with the Amended Revolving Credit Facility. At December 31, 2001 and 2000, no amounts were outstanding under the Overdraft Facility.

Principal Payments

Minimum principal payments of long-term debt outstanding as of December 31, 2001 for each of the next five years and thereafter are as follows (in thousands of US dollars):

Year Ending December 31,	
2002	$ 261
2003	157
2004	152
2005	6
2006	24,000
Thereafter	500,000
	524,576
Debt discount	(581)
Fair value adjustment	(5,503)
	$ 518,492

Note 10 - Shareholders' Equity

Our authorized, issued and outstanding shares were as follows:

	December 31,	
(In thousands of US dollars, except per share data)	2001	2000
Ordinary Shares		
Par value per share	$ 0.001	$ 0.001
Authorized	250,000	250,000
Issued and outstanding (1)	34,405	33,874
Preference Shares		
Par value per share	$ 0.001	$ 0.001
Authorized	100,000	100,000
Issued and outstanding	-	-

(1) Includes 7.1 million Ordinary Shares held in treasury at both December 31, 2001 and 2000.

Note 11 - Stock-Based Compensation

Stock Options

Our shareholders have approved stock option plans in 1995 ("1995 Plan"), 1997 (the "1997 Plan") and in 2000 (the "2000 Plan", and collectively the "Plans") that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares. Pursuant to the Plans, the option prices are equal to the market value per share of the Ordinary Shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options, and thereafter in installments of 20% per year over a four-year period. The 1997 Plan provides for the same vesting schedule except that the vesting period begins one year after the grant date. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over the remaining two year period. Options granted under the Plans have a term of 10 years from the date of grant. The Plans provide for options with respect to Ordinary Shares to be granted to our directors, officers and employees.

A summary of our stock option activity for 2001, 2000 and 1999 is as follows:

| | | | | December 31, | | |
| | 2001 | | 2000 | | 1999 | |
(In thousands except per share data)	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	6,017	$24.59	3,918	$29.60	3,017	$31.38
Granted	665	$25.19	2,660	$18.05	1,140	$25.10
Exercised	(531)	$14.93	(192)	$15.82	(112)	$23.56
Terminated and other	(409)	$29.35	(369)	$35.55	(127)	$37.69
Outstanding at end of year	5,742	$25.14	6,017	$24.59	3,918	$29.60
Exercisable at end of year	2,965	$26.35	3,459	$25.69	1,014	$22.65
Available for grant	239		340		-	

Certain of the options granted during 1999 were granted outside of the Plans.

The weighted average exercise price and weighted average contractual life of exercisable options at December 31, 2001 is as follows (in thousands except per share data):

Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life
$11.69 - $19.25	1,561	$17.94	7.6 years
$20.69 - $25.50	180	$21.79	7.0 years
$30.50 - $38.00	968	$36.51	5.7 years
$40.44 - $45.56	256	$42.45	6.7 years
	2,965	$26.35	

For purposes of supplemental disclosures required by SFAS 123, the fair value of options granted during 2001, 2000 and 1999 was estimated as of the respective dates of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the periods presented:

	For the year Ended December 31,		
	2001	2000	1999
Risk-free interest rates	4.7%	6.0%	5.5%
Volatility factors of the expected market price of Ordinary Shares	52.0%	43.0%	39.0%
Expected life of options in years	4-5	6-7	6-7
Expected dividend yields	-	-	-
Weighted average grant date fair value	$ 10.05	$ 5.04	$ 7.67
Pro forma results based on these assumptions were as follows:			
Net income (loss) (000's)	$ 22,404	$ (126,411)	$ 62,001
Diluted earnings (loss) per share	$ .81	$ (4.10)	$ 1.82

Executive Bonus Plan

In 1998, we created a bonus plan for certain of our executives that was payable based upon the attainment of specified earnings per share. A portion of the bonus was payable in Ordinary Shares that vested over a three-year period. The compensation expense relating to the 1998 bonus plan amounted to $637,000, $832,000 and $458,000 for the years ended December 31, 2001, 2000 and 1999, respectively. During 1999, we did not attain the targeted earnings per share as prescribed by the executive bonus plan, and accordingly, no additional Ordinary Shares were granted under this plan. The bonus plan in effect for the years 2001 and 2000 does not provide for the issuance of Ordinary Shares.

Note 12 - Related Party Transactions

In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies.   Certain of our subsidiaries provide construction funding, project consulting and management services to such affiliates.   Due from affiliates consisted of the following:

(In thousands of US dollars)	December 31,	
	2001	2000
Harborside at Atlantis	$ 22,921	$ 20,307
Trading Cove Associates	11,957	12,588
Indian Ocean Resorts	5,438	5,751
Kanuhura	3,425	-
Other	511	563
	44,252	39,209
Less: amounts due within one year	(28,364)	(34,140)
	$ 15,888	$ 5,069

The amounts due from Harborside at Atlantis represent advances made by us, including accrued interest thereon, to fund our 50% of the cost to construct the timeshare units on Paradise Island in The Bahamas.   We earn interest on these advances at a rate equal to one-month LIBO rate plus 2.50%.   Such rate was 4.62% at December 31, 2001.   Of the amount advanced to Harborside at Atlantis, it is anticipated that all but $12.5 million will be repaid within the next twelve months. Funds advanced to Kanuhura, which represented our share of funding for operations, will not be repaid during the next twelve months.

Restructuring of Relationship with Majority Shareholder

In July 2001, we announced the restructuring of SIIL and the resolution of certain matters with SIIL and certain of its shareholders.   At the time of the restructuring, SIIL and its shareholders beneficially owned approximately 67% of our issued and outstanding shares.   See "Majority Shareholder Reorganization" in Note 1 herein.

Note 13 - Retirement Plans

Certain of our subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees.   We make contributions to this plan based on a percentage of eligible employee contributions.   Total expense for this plan was $237,000, $887,000 and $876,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

In addition to the plan described above, union and certain other employees of our subsidiaries in The Bahamas, and formerly Atlantic City, are covered by multi-employer defined benefit pension plans to which employers make contributions.   In connection with these plans, we paid $5.9 million, $7.4 million and $6.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 14 – Restructuring Expense

Restructuring costs in 2001 were comprised of severance payments made to employees who were terminated due to lower occupancy levels at Atlantis subsequent to September 11.

There were a total of 278 employees affected by the restructuring which included 57 administrative positions, 198 hotel employees and 23 employees on our development staff. Of the total $5.7 expense recorded in 2001, $4.6 million had been paid out to a total of 261 employees by the end of the year. As of December 31, 2001, $1.1 million is included in accounts payable and accrued liabilities on the accompanying consolidated balance sheet and will be paid out during 2002.

Note 15 - Income Taxes

A significant portion of our operation is located in The Bahamas where there are no income taxes. In 2001, 2000 and 1999, the income tax provision relating to our US operations was as follows:

	For the Year Ended December 31,		
(In thousands of US dollars)	2001	2000	1999
Current:			
Federal	$ 3,502	$ 4,930	$ 9,197
State	1,462	1,178	157
	4,964	6,108	9,354
Deferred:			
Federal	(3,874)	205	(30)
	$ 1,090	$ 6,313	$ 9,324

The effective tax rate on income varies from the statutory US federal tax rate as a result of the following factors:

	For the Year Ended December 31,		
	2001	2000	1999
Statutory US federal income tax rate	35.0%	(35.0%)	35.0%
Non US-source income	(29.2)	(40.7)	(40.3)
NOLs and temporary differences for which a valuation allowance has been provided	-	76.7	8.7
Reduction of valuation allowance relating to prior years' operating loss utilized	(14.5)	-	-
Branch profit taxes and other taxes on US services	8.8	1.7	6.3
Other	3.2	2.9	2.1
Effective tax rate	3.3%	5.6%	11.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the deferred tax assets and liabilities were as follows:

| (In thousands of US dollars) | December 31, | |
	2001	2000
Non-current deferred tax liabilities:		
Basis differences on land held for investment, development or resale	$ -	$ (2,300)
Basis differences on property and equipment	(640)	-
Total deferred tax liabilities	(640)	(2,300)
Non-current deferred tax assets:		
NOL carryforwards	224,220	202,000
Assets held for sale	-	26,700
Basis differences on land held for investment, development or resale	4,291	-
Basis differences on property and equipment	-	800
Book reserves not yet deductible for tax return purposes	3,104	2,100
Tax credit carryforwards	2,676	2,700
Other	2,349	4,000
Total deferred tax assets	236,640	238,300
Valuation allowance for deferred tax assets	(232,126)	(236,000)
Deferred tax assets, net of valuation allowance	4,514	2,300
Non-current net deferred tax assets	$ 3,874	$ -

Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance by approximately $3.9 million during the fourth quarter of 2001, which resulted in a reduction to our provision for income taxes.

For federal income tax purposes, Sun International North America, Inc. ("SINA"), our wholly-owned subsidiary, had net operating loss ("NOL") carryforwards of approximately $630 million at December 31, 2001, of which $226 million are unrestricted as to use. However, due to the change of ownership of SINA in 1996, $404 million of these NOL carryforwards (the "Pre-Change NOLs") are limited in their availability to offset our future taxable income. As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008, an additional $8.4 million will be available in 2009. The remaining Pre-Change NOLs are expected to expire unutilized.

Our restricted NOL carryforwards expire as follows: $49.0 million in 2005, $23.0 million in 2006, $15.0 million in 2007 and $1.0 million in 2009. Our unrestricted NOLs expire as follows:

$6.0 million in 2005, $10.0 million in 2007, $57.0 million in 2008, $8.0 million in 2011, $57.0 million in 2012, $33.0 million in 2019, $18.0 million in 2020 and $37.0 million in 2021.

Note 16 - Supplemental Cash Flow Disclosures

Supplemental disclosures required by SFAS No. 95 "Statement of Cash Flows" are presented below.

	For the Year Ended December 31,		
(In thousands of US dollars)	2001	2000	1999
Interest paid, net of capitalization	$ 43,644	$ 42,538	$ 48,680
Income taxes paid	5,166	5,012	6,688
Non-cash investing and financing activities:			
Promissory Note issued to Colony in connection with the Resorts Atlantic City Sale	17,500	-	-
Accrued Interest Note issued to Colony	518	-	-
Property and equipment acquired under capital lease obligations	16	1,574	938
Refinancing of capital lease obligation	-	-	1,144

Note 17 - Commitments and Contingencies

Lease Obligations

We lease office space in numerous locations throughout the United States for sales and marketing, public relations, tour operations and travel reservation services and other administrative services. These offices support our operations in The Bahamas. In addition, we have obligations under certain operating leases related to equipment acquired for our operations in The Bahamas.

Future minimum lease obligations under various noncancellable operating leases with terms in excess of one year at December 31, 2001 are as follows (in thousands of US dollars):

Year Ending December 31,	
2002	$ 4,625
2003	4,340
2004	1,532
2005	670
2006	670
Thereafter	395
	$ 12,232

Casino License

The operations of casinos in The Bahamas are subject to regulatory controls. A casino license must be obtained by the operator and the license must be periodically renewed and is subject to revocation at any time. In the event that we are not able to maintain our license, management believes that we would still realize the carrying value of our related assets.

Heads of Agreement

We have an agreement with the Bahamian Government, as amended in 1997, that provides for certain investment incentives to encourage us to undertake an expansion program at Atlantis. This agreement provides for a minimum annual casino win tax of $4.3 million on gaming win up to $20 million as well as a 10% gaming tax to be paid on gaming win over $20 million. The agreement also provides for a $5 million reduction of annual casino license fees and a 50% credit against all win tax to be paid until 2009. The tax structure became effective January 1, 1998.

In order to secure the tax incentives, we were obligated to begin construction of at least 562 rooms on Paradise Island in place of the Pirate's Cove Beach Resort (a 562-room hotel on Paradise Island) which we demolished during the fourth quarter of 1998. We had plans for an additional 700-room Phase III hotel project at Atlantis which would have satisfied this condition. However, considering our available development resources and alternative uses of capital, we postponed this project. As a result, in June 2000, we were notified by the Bahamian Government that these additional incentives would not be currently realized. Effective July 1, 2000, the casino win tax reverted back to the structure in place prior to January 1, 1998, as follows: There is no change in win tax on gaming win up to $20 million, however, we incur 12.5% win tax on gaming win between $20 million and $120 million, and a 10% win tax on gaming win in excess of $120 million. The $5 million annual reduction of fees still applies, however, in lieu of the 50% credit on win tax to be paid on gaming win over $20 million, we receive a 45% credit on win tax to be paid on gaming win between $20 million and $120 million. Under our agreement with the Bahamian Government, the additional tax incentives will be prospectively reinstated in the event we begin construction of these additional rooms.

The agreement also provides for a five-year joint marketing agreement, pursuant to which the Bahamian Government shall match our contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

Litigation, Claims and Assessments

We are a defendant in certain litigation and are aware of certain claims and assessments incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such matters will not have a material adverse effect on the accompanying consolidated financial statements.

Note 18 - Segment Information

SFAS No.131 "Disclosures about Segments of an Enterprise and Related Information" requires the disclosure of information regarding our operations based upon how management makes operating decisions and assesses performance of such segments. We operate in five geographical segments in one industry, the development, operation and management of premier resort and casino properties. We evaluate the performance of our segments based primarily on operating profit before corporate expenses, interest expense, interest income, income taxes and non-recurring items. The following is an analysis of net revenues, contribution to consolidated income (loss) before provision for income taxes and total assets, depreciation and amortization of goodwill and capital additions by geographical location:

Net Revenues

(In thousands of US dollars)	For The Year Ended December 31,		
	2001	2000	1999
Casino/hotel:			
Atlantic City, New Jersey (a)			
Gaming	$ -	$ 235,827	$ 221,015
Rooms	-	16,412	15,160
Food and beverage	-	26,039	25,512
Other	-	4,973	8,075
Less: promotional allowances	-	(25,288)	(26,632)
	-	257,963	243,130
Paradise Island, The Bahamas:			
Gaming	116,490	132,108	130,529
Rooms	176,573	177,596	149,671
Food and beverage	121,415	121,679	111,588
Other (b)	78,552	66,280	58,732
Insurance recovery	2,000	-	14,209
Less: promotional allowances	(22,778)	(26,491)	(23,608)
	472,252	471,172	441,121
Total casino/hotel	472,252	729,135	684,251
Real estate related – Ocean Club Estates	9,771	108,650	-
Management and other fees:			
Connecticut	27,396	23,575	39,282
Indian Ocean	6,841	7,539	6,477
Dubai	1,123	1,221	538
Harborside at Atlantis (c)	1,408	3,428	-
Maldives (d)	38	-	-
Other segments	14,212	11,147	8,419
Net revenues	$ 533,041	$ 884,695	$ 738,967

Contribution to Consolidated Income (Loss) before Provision for Income Taxes

(In thousands of US dollars)	For The Year Ended December 31,		
	2001	2000	1999
Casino/hotel:			
Atlantic City, New Jersey (a)	$ -	$ 7,593	$ (253)
Paradise Island, The Bahamas(b)	68,183	85,666	93,609
	68,183	93,259	93,356
Real estate related - Ocean Club Estates	6,906	76,378	-
Management and other fees, net of amortization			
Connecticut	26,916	23,096	38,802
Indian Ocean	6,841	7,539	6,477
Dubai	1,123	1,221	538
Harborside at Atlantis (c)	1,408	3,428	-
Maldives (d)	38	-	-
General corporate	(23,896)	(23,330)	(16,899)
Pre-opening expenses	(6,904)	(7,616)	(5,398)
Restructuring costs	(5,732)	-	-
Purchase termination costs	-	(11,202)	-
Transaction costs	-	(7,014)	-
Write-down of net assets held for sale	-	(229,208)	-
Other segments	3,154	1,694	2,348
Corporate marketing, retail and public relations	(2,359)	(3,089)	(4,792)
Income (loss) from operations	75,678	(74,844)	114,432
Other income (expense):			
Interest income	7,471	4,194	12,725
Interest expense, net of capitalization	(52,702)	(45,678)	(50,699)
Equity in earnings of associated companies:			
Indian Ocean	3,302	3,445	2,628
Harborside at Atlantis (c)	472	780	-
Maldives (d)	(715)	-	-
Other, net	(760)	(688)	60
Income (loss) before provision for income taxes	$ 32,746	$ (112,791)	$ 79,146

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

(In thousands of US dollars)	As of December 31, 2001	Year Ended December 31, 2001	
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions
Casino/hotel:			
Paradise Island, The Bahamas	$ 1,165,711	$ 50,035	$ 65,882
Real estate related:			
Atlantic City, New Jersey	53,575	-	-
Paradise Island, The Bahamas	13,946	-	-
	67,521	-	-
Equity investment in Indian Ocean	22,891	-	-
Equity investment in Maldives (d)	3,053	-	-
General corporate	93,417	1,161	1,708
Trading Cove New York	1,523	-	-
Corporate marketing, and public relations	1,311	287	-
Other segments	1,604	7	-
	$ 1,357,031	$ 51,490	$ 67,590

(In thousands of US dollars)	As of December 31, 2000	Year Ended December 31, 2000	
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions
Casino/hotel:			
Atlantic City, New Jersey	$ -	$ 16,236	$ 11,316
Paradise Island, The Bahamas (e)	1,162,060	42,422	137,987
	1,162,060	58,658	149,303
Real estate related:			
Atlantic City, New Jersey	56,176	-	-
Paradise Island, The Bahamas	17,538	-	-
	73,714	-	-
Net assets held for sale (a)	138,350	-	-
Equity investment in Indian Ocean	25,467	-	-
General corporate	58,632	1,257	6,589
Corporate marketing, and public relations	1,404	304	-
Other segments	1,164	4	-
	$ 1,460,791	$ 60,223	$ 155,892

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions, Continued

(In thousands of US dollars)	As of December 31, 1999	Year Ended December 31,1999		
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions	
Casino/hotel:				
Atlantic City, New Jersey	$ 429,854	$ 16,156	$ 42,574	
Paradise Island, The Bahamas	1,054,708	39,631	24,200	
Paradise Island expansion, opened December 1998 (f)	-	-	117,808	
	1,484,562	55,787	184,582	
Real estate related:				
Atlantic City, New Jersey	61,307	-	9,433	
Paradise Island, The Bahamas	30,022	-	4	
	91,329	-	9,437	
Equity investment in Indian Ocean	24,871	-	-	
General corporate	68,222	1,120	10,828	
Corporate marketing, retail and public relations	1,729	321	199	
Other segments	758	2	-	
	$ 1,671,471	$ 57,230	$ 205,046	

(a) See discussion of the Resorts Atlantic City Sale in Note 1 herein.

(b) Includes tour operations.

(c) The construction of timeshare units at Harborside at Atlantis was completed in February 2001. Sales of these units began in May 2000.

(d) We acquired a 25% interest in Kanuhura effective August 1, 2001.

(e) In 2000, capital additions in Paradise Island, The Bahamas included $113.8 million of costs for the Ocean Club addition and newly renovated golf course, including a new club house.

(f) Capital additions related to a 1998 expansion of Atlantis on Paradise Island are included in total assets under Paradise Island, The Bahamas.

Note 19 - Equity in Earnings of Associated Companies

The accompanying consolidated financial statements include equity in earnings of associated companies as a result of our 20.4% interest in Indian Ocean Resorts, our 50% interest in Harborside at Atlantis and our 25% interest in Kanuhura.

Through June 16, 2000, we owned a 22.8% interest in Indian Ocean Resorts. Effective June 16, 2000, Indian Ocean Resorts issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4%. The following unaudited summarized financial information of Indian Ocean Resorts has been prepared under accounting principals generally accepted in the United States at and for the years ended December 31, 2001, 2000 and 1999; converted to US dollars at the appropriate exchange rate.

	For the Year Ended December 31,		
(In thousands of US dollars)	2001	2000	1999
Revenues	$ 93,398	$ 106,151	$ 84,007
Income from operations	25,277	28,310	15,630
Income before income taxes	20,136	20,480	13,171

	As of December 31,		
	2001	2000	1999
Current assets	$ 27,413	$ 24,424	$ 21,075
Total assets	225,835	238,286	264,345
Current liabilities	32,950	35,173	61,595
Shareholders' equity	119,635	127,379	140,865

Harborside at Atlantis constructs, sells and manages time-share units in Paradise Island, The Bahamas. Construction of 82 units was completed in February 2001 and sales of time-share units began in May 2000. The following unaudited summarized financial information of Harborside at Atlantis has been prepared under accounting principals generally accepted in the United States at and for the years ended December 31, 2001 and 2000.

	For the Year Ended December 31,	
(In thousands of US dollars)	2001	2000
Revenues	$ 35,371	$ 18,446
Income from operations	1,372	1,561
Income before income taxes	1,372	1,561

	As of December 31,	
	2001	2000
Current assets	$ 99,832	$ 27,306
Total assets	109,357	79,175
Current liabilities	88,700	57,830
Shareholders' equity	20,657	17,305

Effective August 1, 2001, we acquired our 25% interest in Kanuhura. The following unaudited summarized financial information of Kanuhura has been prepared under accounting principals generally accepted in the United States at and for the year ended December 31, 2001.

(In thousands of US dollars)	For the Year Ended December 31, 2001
Revenues	$ 3,809
Loss from operations	(1,261)
Loss before income taxes	(2,564)

	As of December 31, 2001
Current assets	$ 3,215
Total assets	33,048
Current liabilities	4,724
Shareholders' equity	2,091

Note 20 - Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

We used the following methods and assumptions in estimating fair value disclosures for financial instruments: (a) Cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: the amounts reported in the accompanying consolidated balance sheets approximate fair value; (b) Fixed-rate debt: fixed rate debt is valued based upon published market quotations, as applicable. The fair value of our fixed rate debt at December 31, 2001 was approximately $486.6 million as compared to its carrying value of $493.9 million; (c) swap agreements: the fair value of our swap agreements was determined from the representations of financial institutions. The fair value of our swap agreements at December 31, 2001 equal their carrying value, and are reflected as other long-term liabilities on the accompanying consolidated balance sheet. The carrying value and negative fair value of our Prior Swap Agreements at December 31, 2000 was $0 and $454,000, respectively.

Note 21 – Supplemental Condensed Consolidating Financial Information

Our payment obligations under the Senior Subordinated Notes were co-issued by SIHL and SINA. The Senior Subordinated Notes are guaranteed by substantially all of our wholly-owned subsidiaries (the "Subsidiary Guarantors") and are jointly and severally irrevocably and unconditionally guaranteed. Separate financial statements of the Subsidiary Guarantors are not presented because we have determined that they would not be material to investors. The following supplemental financial information sets forth balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the Senior Subordinated Notes, SIHL and SINA and, on a combined basis, for the Subsidiary Guarantors. SIHL's non-guarantor subsidiaries are minor and, therefore, are not separately presented.

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2001

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 4,065	$ 1,242	$ 18,003	$ 7,161	$ 30,471
Restricted cash	-	-	4,518	-	4,518
Trade receivables, net	82	1,102	36,270	-	37,454
Due from affiliates	336,351	237,801	(547,185)	1,397	28,364
Inventories	-	91	8,716	-	8,807
Prepaid expenses	5	188	5,033	-	5,226
Total current assets	340,503	240,424	(474,645)	8,558	114,840
Property and equipment, net	-	54,221	1,077,060	23,911	1,155,192
Note receivable	-	18,018	-	-	18,018
Due from affiliates - non-current	3,250	-	12,638	-	15,888
Deferred tax asset, net	-	3,874	-	-	3,874
Deferred charges and other assets, net	2,477	9,898	6,317	-	18,692
Investment in subsidiaries	356,567	10	280,049	(636,626)	-
Investment in associated companies	3,053	-	34,425	(6,951)	30,527
Total assets	$ 705,850	$ 326,445	$ 935,844	$ (611,108)	$ 1,357,031
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ -	$ 70	$ 191	$ -	$ 261
Accounts payable and accrued liabilities	23,054	18,629	97,718	8,662	148,063
Due to affiliates - current	-	-	(1,397)	1,397	-
Capital creditors	-	-	6,570	-	6,570
Total current liabilities	23,054	18,699	103,082	10,059	154,894
Other long-term liabilities	5,503	-	-	-	5,503
Long-term debt, net of current maturities	94,497	399,438	24,296	-	518,231
Total liabilities	123,054	418,137	127,378	10,059	678,628
Shareholders' equity	582,796	(91,692)	808,466	(621,167)	678,403
Total liabilities and shareholders' equity	$ 705,850	$ 326,445	$ 935,844	$ (611,108)	$ 1,357,031

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2000

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 106	$ (725)	$ 16,690	$ 6,426	$ 22,497
Restricted cash	-	-	1,651	-	1,651
Trade receivables, net	90	631	39,831	60	40,612
Due from affiliates	456,471	(160,760)	(255,995)	(5,576)	34,140
Inventories	-	71	10,346	-	10,417
Prepaid expenses	261	155	9,433	-	9,849
Net assets held for sale	-	(5,889)	144,395	(156)	138,350
Total current assets	456,928	(166,517)	(33,649)	754	257,516
Property and equipment, net	-	58,720	1,072,881	23,908	1,155,509
Due from affiliates, non-current	-	199,337	5,069	(199,337)	5,069
Deferred charges and other assets, net	2,239	24	10,857	-	13,120
Investment in subsidiaries	350,947	511,712	804,317	(1,666,976)	-
Investment in associated companies	-	-	33,952	(4,375)	29,577
Total assets	$ 810,114	$ 603,276	$ 1,893,427	$ (1,846,026)	$ 1,460,791
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ -	$ 58	$ 172	$ -	$ 230
Accounts payable and accrued liabilities	7,610	12,985	111,353	4,924	136,872
Due to affiliates	-	-	5,300	(5,300)	-
Capital creditors	-	-	12,954	-	12,954
Total current liabilities	7,610	13,043	129,779	(376)	150,056
Long-term debt, net of current maturities	225,000	199,420	244,488	-	668,908
Due to affiliates, non-current	-	-	199,337	(199,337)	-
Total liabilities	232,610	212,463	573,604	(199,713)	818,964
Shareholders' equity	577,504	390,813	1,319,823	(1,646,313)	641,827
Total liabilities and shareholders' equity	$ 810,114	$ 603,276	$ 1,893,427	$ (1,846,026)	$ 1,460,791

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2001

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ -	$ -	$ 477,183	$ (6,289)	$ 470,894
Less: promotional allowances	-	-	(22,778)	-	(22,778)
	-	-	454,405	(6,289)	448,116
Tour operations	-	-	36,348	-	36,348
Management and other fees	-	15,087	36,806	(15,087)	36,806
Real estate related	-	-	9,771	-	9,771
Insurance recovery	-	-	2,000	-	2,000
Other	-	893	(893)	-	-
Affiliated sales	-	-	9,742	(9,742)	-
	-	15,980	548,179	(31,118)	533,041
Expenses:					
Casino and resort expenses	-	-	267,396	(14,377)	253,019
Tour operations	-	-	32,061	(20)	32,041
Selling, general and administrative	-	-	81,840	(1,634)	80,206
Management fee	634		14,453	(15,087)	-
Real estate related	-	-	3,044	(179)	2,865
Corporate expenses	1,506	8,802	13,456	1,342	25,106
Depreciation and amortization	-	124	51,366	-	51,490
Restructuring costs	-	-	5,732	-	5,732
Pre-opening expenses	-	-	6,904	-	6,904
	2,140	8,926	476,252	(29,955)	457,363
Income (loss) from operations	(2,140)	7,054	71,927	(1,163)	75,678
Other income and expenses:					
Interest income	742	4,296	2,433	-	7,471
Interest expense, net of capitalization	(10,938)	(27,736)	(14,028)	-	(52,702)
Affiliated interest income	7,575	6,931	(1)	(14,505)	-
Affiliated interest expense	-	-	(14,505)	14,505	-
Equity in earnings (loss) of associated companies	(714)	-	471	3,302	3,059
Dividend income	2,836	-	2,872	(5,708)	-
Other, net	-	(664)	(96)	-	(760)
Income (loss) before income taxes	(2,639)	(10,119)	49,073	(3,569)	32,746
Benefit (provision) for income taxes	-	4,597	(4,065)	(1,622)	(1,090)
Net income (loss)	$ (2,639)	$ (5,522)	$ 45,008	$ (5,191)	$ 31,656

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2000

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ -	$ -	$ 762,496	$ (6,630)	$ 755,866
Less: promotional allowances	-	-	(51,779)	-	(51,779)
	-	-	710,717	(6,630)	704,087
Tour operations	-	-	33,192	-	33,192
Management and other fees	2,070	21,846	33,693	(21,846)	35,763
Real estate related	-	-	108,650	-	108,650
Other	-	38	2,965	-	3,003
Affiliated sales	-	244	8,692	(8,936)	-
	2,070	22,128	897,909	(37,412)	884,695
Expenses:					
Casino and resort expenses	-	-	471,780	(18,207)	453,573
Tour operations	-	-	29,637	(11)	29,626
Selling, general and administrative	-	-	100,396	3,069	103,465
Management fee	634		21,212	(21,846)	-
Real estate related	-	-	32,272	-	32,272
Corporate expenses	1,684	11,694	12,379	(417)	25,340
Depreciation and amortization	-	258	59,965	-	60,223
Write-off of Desert Inn costs	-	11,202	-	-	11,202
Transaction costs	7,014	-	-	-	7,014
Pre-opening expenses	-	-	7,616	-	7,616
Write down of assets to be sold	-	233,085	-	(3,877)	229,208
	9,332	256,239	735,257	(41,289)	959,539
Income (loss) from operations	(7,262)	(234,111)	162,652	3,877	(74,844)
Other income and expenses:					
Interest income	144	234	3,816	-	4,194
Affiliated interest income	8,810	(18,076)	36,152	(26,886)	-
Affiliated interest expense	-	-	(26,886)	26,886	-
Interest expense, net of capitalization	(13,163)	18,075	(50,590)	-	(45,678)
Equity in earnings of associated companies	-	-	780	3,445	4,225
Dividend income	2,839	-	2,848	(5,687)	-
Other, net	-	11	(699)	-	(688)
Income (loss) before income taxes	(8,632)	(233,867)	128,073	1,635	(112,791)
Benefit (provision) for income taxes	27	(4)	(6,336)	-	(6,313)
Net income (loss)	$ (8,605)	$ (233,871)	$ 121,737	$ 1,635	$ (119,104)

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 1999

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ -	$ -	$ 703,074	$ (6,557)	$ 696,517
Less: promotional allowances	-	-	(50,240)	-	(50,240)
	-	-	652,834	(6,557)	646,277
Tour operations	-	-	28,714	-	28,714
Management and other fees	14,610	22,183	32,288	(22,183)	46,898
Insurance recovery	-	-	14,209	-	14,209
Other	-	-	2,869	-	2,869
Affiliated sales	-	325	8,665	(8,990)	-
	14,610	22,508	739,579	(37,730)	738,967
Expenses:					
Casino and resort expenses	-	-	436,777	(12,908)	423,869
Tour operations	-	-	27,816	-	27,816
Selling, general and administrative	-	-	95,942	(1,980)	93,962
Management fee	634		21,549	(22,183)	-
Corporate expenses	1,457	6,845	8,679	(721)	16,260
Depreciation and amortization	-	284	56,946	-	57,230
Pre-opening expenses	-	-	5,398	-	5,398
	2,091	7,129	653,107	(37,792)	624,535
Income from operations	12,519	15,379	86,472	62	114,432
Other income and expenses:					
Interest income	9,930	408	2,387	-	12,725
Affiliated interest income	8,798	(18,069)	36,532	(27,261)	-
Affiliated interest expense	-	-	(27,261)	27,261	-
Interest expense, net of capitalization	(8,798)	18,069	(59,970)	-	(50,699)
Equity in earnings of associated companies	-	-	-	2,628	2,628
Dividend income	3,232	-	2,651	(5,883)	-
Other, net	-	277	(217)	-	60
Income (loss) before income taxes	25,681	16,064	40,594	(3,193)	79,146
Provision for income taxes	(6,479)	(50)	(2,795)	-	(9,324)
Net income (loss)	$ 19,202	$ 16,014	$ 37,799	$ (3,193)	$ 69,822

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ (2,639)	$ (5,522)	$ 45,008	$ (5,191)	$ 31,656
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	263	1,160	54,269	-	55,692
Deferred income tax benefit	-	(3,874)	-	-	(3,874)
Provision for doubtful receivables	-	-	6,355	-	6,355
(Gain) loss on disposition of other assets	-	664	96	-	760
Equity in earnings of associated companies, net of dividends received	714	-	(471)	(430)	(187)
Dividends to parent	-	-	(2,836)	2,836	-
Net change in deferred charges and other assets	-	108	(1,506)	-	(1,398)
Net change in working capital accounts:					
Receivables	8	(6,289)	2,559	-	(3,722)
Due from affiliates	1,100	-	277	-	1,377
Inventories and prepaid expenses	256	(53)	4,895	-	5,098
Accounts payable and accrued liabilities	3,445	5,143	(9,697)	2,785	1,676
Other	-	-	5,900	-	5,900
Net cash provided by (used in) operating activities	3,147	(8,663)	104,849	-	99,333
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	-	(399)	(67,191)	-	(67,590)
Proceeds received from the sale of Resorts Atlantic City, net	-	120,850	-	-	120,850
Proceeds received from repayment of note receivable	12,000	-	-	-	12,000
Proceeds from the sale of assets	-	2,196	351	-	2,547
Acquisition of equity interest in associated companies	(3,768)	-	-	-	(3,768)
Advances to associated companies	(3,250)	-	(3,170)	-	(6,420)
Net cash provided by (used in) investing activities	4,982	122,647	(70,010)	-	57,619
Cash flows from financing activities:					
Proceeds from the exercise of share options	7,930	-	-	-	7,930
Borrowings	-	200,000	74,500	-	274,500
Repayment of borrowings	(68,270)	(79,063)	(272,403)	-	(419,736)
Debt issuance and modification costs	(500)	(6,250)	(2,055)	-	(8,805)
Advances from (repayments to) affiliates	56,670	(226,704)	170,034	-	-
Net cash used in financing activities	(4,170)	(112,017)	(29,924)	-	(146,111)
Increase in cash and cash equivalents	3,959	1,967	4,915	-	10,841
Cash and cash equivalents at beginning of period	106	(725)	24,767	-	24,148
Cash and cash equivalents at end of period	$ 4,065	$ 1,242	$ 29,682	$ -	$ 34,989

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2000

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ (8,605)	$ (233,871)	$ 121,737	$ 1,635	$ (119,104)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	185	333	63,822	-	64,340
Write-down of net assets held for sale	-	233,085	-	(3,877)	229,208
Purchase termination costs	-	11,202	-	-	11,202
(Gain) loss on disposition of other assets	-	(24)	712	-	688
Equity in earnings of associated companies, net of dividends received	-	-	(780)	(597)	(1,377)
Dividends to parent	-	-	(2,839)	2,839	-
Provision for doubtful receivables	-	-	6,492	-	6,492
Provision for discount on CRDA obligations, net	-	-	799	-	799
Net change in deferred tax liability	-	205	-	-	205
Net change in deferred charges and other assets	-	(899)	(769)	-	(1,668)
Net change in working capital accounts:					
Receivables	10	603	(9,792)	-	(9,179)
Due from affiliates	-	-	(4,658)	-	(4,658)
Inventories and prepaid expenses	289	(171)	(2,170)	-	(2,052)
Accounts payable and accrued liabilities	1,463	(114)	25,141	-	26,490
Other	-	-	23,912	-	23,912
Net cash provided by (used in) operating activities	(6,658)	10,349	221,607	-	225,298
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	-	(6,099)	(149,793)	-	(155,892)
Net proceeds from the sale of other assets	-	170	331	-	501
Deposit refunded for proposed Desert Inn acquisition	-	7,750	-	-	7,750
Advances to associated companies	-	-	(18,663)	-	(18,663)
Reclassification of cash to net assets held for sale	-	-	(21,453)	-	(21,453)
CRDA deposits and other	-	(361)	(2,334)	-	(2,695)
Net cash provided by (used in) investing activities	-	1,460	(191,912)	-	(190,452)
Cash flows from financing activities:					
Proceeds from the exercise of share options	2,866	-	-	-	2,866
Borrowings	125,000	-	77,000	-	202,000
Repayment of borrowings	-	(16)	(113,047)	-	(113,063)
Repurchase of Ordinary Shares	(141,792)	-	-	-	(141,792)
Debt issuance and modification costs	-	-	(919)	-	(919)
Advances from (repayments to) affiliates	20,536	(18,958)	(1,578)	-	-
Net cash provided by (used in) financing activities	6,610	(18,974)	(38,544)	-	(50,908)
Decrease in cash and cash equivalents	(48)	(7,165)	(8,849)	-	(16,062)
Cash and cash equivalents at beginning of period	154	6,440	33,616	-	40,210
Cash and cash equivalents at end of period	$ 106	$ (725)	$ 24,767	$ -	$ 24,148

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 1999

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ 19,202	$ 16,014	$ 37,799	$ (3,193)	$ 69,822
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Depreciation and amortization	173	353	59,621	-	60,147
Gain on disposition of other assets	-	(3)	(57)	-	(60)
Equity in earnings of associated companies, net of dividends received	-	-	-	23	23
Dividends to parent	-	-	(3,232)	3,232	-
Provision for doubtful receivables	-	-	6,466	-	6,466
Provision for discount on CRDA obligations, net	-	-	587	-	587
Net change in deferred tax liability	-	(30)	-	-	(30)
Net change in deferred charges and other assets	-	(146)	4,694	-	4,548
Net change in working capital accounts:					
Receivables	(9,639)	1,230	(12,031)	-	(20,440)
Due from affiliates	-	-	(7,150)	-	(7,150)
Inventories and prepaid expenses	(260)	(52)	(7,817)	-	(8,129)
Accounts payable and accrued liabilities	(5,519)	(2,362)	12,141	(62)	4,198
Net cash provided by operating activities	3,957	15,004	91,021	-	109,982
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	-	(10,066)	(194,980)	-	(205,046)
Net proceeds from the sale of non-operating land and other assets	-	5,050	136	-	5,186
Proceeds from redemption of subordinated notes	94,126	-	-	-	94,126
Deposit paid for proposed Desert Inn acquisition	-	(16,117)	-	-	(16,117)
Payments for investment in associated company	-	-	(600)	-	(600)
Sale of subordinated notes	2,798	-	-	-	2,798
CRDA deposits	-	-	(2,746)	-	(2,746)
Net cash provided by (used in) investing activities	96,924	(21,133)	(198,190)	-	(122,399)
Cash flows from financing activities:					
Proceeds from the exercise of share options	2,696	-	-	-	2,696
Borrowings	-	-	129,000	-	129,000
Repayment of borrowings	-	-	(118,854)	-	(118,854)
Repurchase of Ordinary Shares	(20,977)	-	-	-	(20,977)
Debt issuance and modification costs	-	-	(2,361)	-	(2,361)
Advances from (repayments to) affiliates	(82,551)	12,541	70,010	-	-
Net cash provided by (used in) financing activities	(100,832)	12,541	77,795	-	(10,496)
Increase (decrease) in cash and cash equivalents	49	6,412	(29,374)	-	(22,913)
Cash and cash equivalents at beginning of period	105	28	62,990	-	63,123
Cash and cash equivalents at end of period	$ 154	$ 6,440	$ 33,616	$ -	$ 40,210